MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

June 26, 2003	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandagold.com

German Stock Exchanges Listing

Miranda Gold Corp. is pleased to announce that the Company’s shares are now quoted on both the Frankfurt Stock Exchange and the Berlin Stock Exchange in Germany under the trading symbol MRG and the German securities number (WKN) 900519.

The Frankfurt Deutsche Borse is one of the largest stock exchanges in the world, and the Xetra trading platform has made it the second-largest fully electronic cash market in the world. Listing on the German exchanges will allow European investors easier access to trade the Company’s shares and should improve liquidity.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. Results of previous exploration and drilling by other companies suggest the potential for new discoveries. Miranda’s corporate goal is to create shareholder wealth through the discovery of new gold deposits.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.